PRELIMINARY PROXY STATEMENT— SUBJECT TO COMPLETION
DATED JANUARY 22, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
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☑ Preliminary Proxy Statement
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☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Materials Pursuant to Section 240.14a-12
CAREMARK RX, INC.
(Name of Registrant as Specified in its Charter)
EXPRESS SCRIPTS, INC.
KEW CORP.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED JANUARY 22, 2007

SPECIAL MEETING OF THE STOCKHOLDERS
OF
CAREMARK RX, INC.
TO BE HELD ON FEBRUARY 20, 2007

PROXY STATEMENT
OF
EXPRESS SCRIPTS, INC.
AND KEW CORP.

SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF
CAREMARK RX, INC. AND CVS CORPORATION

This Proxy Statement (the “Proxy Statement”) and the enclosed GOLD proxy card are furnished by Express Scripts, Inc., a Delaware corporation (“Express Scripts”), and KEW Corp., a Delaware corporation and wholly-owned subsidiary of Express Scripts (“KEW”) (for convenience purposes, throughout this Proxy Statement, we sometimes refer to Express Scripts as the party soliciting proxies in connection herewith), in connection with Express Scripts’ solicitation of proxies to be used at a special meeting (the “Special Meeting”) of stockholders of Caremark Rx, Inc., a Delaware corporation (the “Company”), to be held on February 20, 2007, at the Hilton Nashville Downtown at 121 Fourth Avenue South, Nashville, Tennessee 37201 at 8:30 a.m. Central Time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, Express Scripts is soliciting proxies from holders of shares of common stock, par value $0.001 per share (the “Shares”), of the Company, to vote “AGAINST” the proposal to adopt the Agreement and Plan of Merger, dated as of November 1, 2006, as amended by Amendment No. 1 to the merger agreement dated January 16, 2007, among CVS Corporation (“CVS”), the Company and Twain Mergersub Corp. (as the same may be amended, the “CVS Merger Agreement”) and to approve the merger contemplated thereby (the “Proposed CVS Merger”). The Company has set January 15, 2007 as the record date for determining those stockholders who will be entitled to vote at the Special Meeting (the “Record Date”). The principal executive offices of the Company are located at 211 Commerce Street, Suite 800, Nashville, Tennessee 37201.

This Proxy Statement and the enclosed GOLD proxy card are first being mailed to the Company’s stockholders on or about [          ], 2007.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE OUR FELLOW STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED CVS MERGER. THE CONSIDERATION TO BE PAID TO THE COMPANY’S STOCKHOLDERS BY CVS IN THE PROPOSED CVS MERGER IS INADEQUATE, AND WE BELIEVE THAT BETTER ALTERNATIVES EXIST.

On December 18, 2006, Express Scripts publicly announced that it had made a proposal (the “Proposal”) to the Company to acquire all of the outstanding Shares of the Company for a per Share purchase price of $29.25 in cash and 0.426 shares of Express Scripts common stock, par value $0.01 per share (the “Express Scripts Stock”). The Company announced on January 7, 2006 that its board of directors (the “Company’s Board”) determined that our Proposal does not constitute, and is not reasonably likely to lead to, a “superior proposal” under the terms of the CVS Merger Agreement and reaffirmed its support of the Proposed CVS Merger. On January 16, 2007, we commenced an exchange offer for all of the outstanding Shares (the “Offer”) on the basis of economic terms set forth in the Proposal. As of December 18, 2006 (based upon closing prices as of December 15, 2006, the last trading day prior to the announcement of our Proposal), our Proposal had a value of $58.50 per Share, or approximately $26 billion in the aggregate, which represented a 15% premium to the value of the Proposed CVS Merger as of such date and a 22% premium over $47.99, which was the average closing price of the Shares between November 1,

2006, the day the Company and CVS announced the Proposed CVS Merger, and December 15, 2006, the last trading day before we announced our Proposal. Additionally, as of the date of the printing of this Proxy Statement, our Offer had a value of $[     ] per Share, or $[     ] billion in the aggregate, which represented a [     ]% premium to the value of the Proposed CVS Merger as of such date. We are confident that the Company’s stockholders recognize that our Offer is superior to the Proposed CVS Merger. Our Offer is subject to a number of conditions, including the tender by the Company’s stockholders of at least that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully-diluted basis, the termination of the CVS Merger Agreement, receipt of regulatory approvals, the inapplicability of Section 203 of the General Corporation Law of the State of Delaware, our ability to conduct confirmatory due diligence and the approval of our stockholders to issue Express Scripts shares in the Offer. Each of the conditions to the Offer is set forth in full in the section entitled “Conditions of the Offer” in the Offer to Exchange. As discussed in more detail below, even if the CVS Merger Agreement is rejected by the Company’s stockholders, there is no guarantee that the Company’s stockholders will accept our Offer and that the other conditions to our Offer will be met and, therefore, the result could be that the Company would remain independent of both CVS and Express Scripts.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE OUR OFFER AT THIS TIME. HOWEVER, A VOTE “AGAINST” THE PROPOSED CVS MERGER WILL SEND A CLEAR MESSAGE TO THE COMPANY’S BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO ALL PROPOSALS WHICH IT RECEIVES, INCLUDING OUR OFFER.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. VOTE “AGAINST” THE PROPOSED CVS MERGER BY VOTING “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEETING AND SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. THEREFORE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TO US.

EXPRESS SCRIPTS’ OFFER TO THE COMPANY IS THE SUBJECT OF A REGISTRATION STATEMENT ON FORM S-4 (WHICH CONTAINS A PROSPECTUS/OFFER TO EXCHANGE (THE “OFFER TO EXCHANGE”)) THAT WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JANUARY 16, 2007. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS REGISTRATION STATEMENT, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO IF AND WHEN THEY BECOME AVAILABLE BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY EXPRESS SCRIPTS WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NEW YORK 10016, AT (800) 322-2885 OR BY EMAIL AT expressscripts@mackenziepartners.com.

REASONS TO VOTE “AGAINST” THE PROPOSED CVS MERGER

Express Scripts is soliciting proxies from the Company’s stockholders in opposition to the Proposed CVS Merger and specifically “AGAINST” the proposal to adopt the CVS Merger Agreement and to approve the Proposed CVS Merger. Express Scripts urges all of the Company’s stockholders to vote “AGAINST” the Proposed CVS Merger for the following reasons:

•	A vote “AGAINST” the Proposed CVS Merger preserves your opportunity to receive the significant premium for your Shares contemplated by our Offer which, if consummated, provides significantly greater financial value than the Proposed CVS Merger.

We believe that our Offer, if consummated, would be superior to the Proposed CVS Merger because it would provide the Company’s stockholders an opportunity to realize a significant premium for their Shares upon consummation of the transactions contemplated by our Offer, approximately half of which will be paid in cash, over the all stock purchase price to be paid pursuant to the Proposed CVS Merger based upon the recent trading prices of the common stock of each of Express Scripts, CVS and the Company. As of December 18, 2006, the day we announced our Proposal (based upon closing prices as of December 15, 2006, the last trading day prior to the announcement of our Proposal), it had a value of $58.50 per Share, or approximately $26 billion in the aggregate, which represented a 15% premium to the value of the Proposed CVS Merger as of such date and a 22% premium over $47.99, which was the average closing price of the Shares between November 1, 2006, the day the Company and CVS announced the Proposed CVS Merger, and December 15, 2006, the last trading day before we announced our Proposal. Additionally, as of the date of the printing of this Proxy Statement, our Offer had a value of $[     ] per Share, or $[     ] billion in the aggregate, which represented a [     ]% premium to the value of the Proposed CVS Merger as of such date.

Our Offer is subject to a number of conditions, including the tender by the Company’s stockholders of at least that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully-diluted basis, the termination of the CVS Merger Agreement, receipt of regulatory approvals, our ability to conduct confirmatory due diligence and the approval of our stockholders. Each of the conditions to the Offer is set forth in full in the section entitled “Conditions of the Offer” set forth in the Offer to Exchange. There is no guarantee that the Company’s stockholders will tender into our Offer that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares, or that the other conditions to our Offer will be met. As a result, the Company’s stockholders cannot be guaranteed that any premium to the price offered in the Proposed CVS Merger will be paid to them based solely on their rejection of the Proposed CVS Merger. However, we expect to obtain antitrust approval by the third quarter of 2007. By such time, we anticipate that we will have obtained the approval of our stockholders to issue our stock pursuant to the Offer and, if the Company’s stockholders have tendered that number of Shares that, when added to the Shares then owned by Express Scripts or any of its subsidiaries, shall constitute a majority of the outstanding Shares to us by that time, that the other conditions to our Offer will have been, or will be capable of being, satisfied. Therefore, we expect that the transaction contemplated by our Offer could be consummated in the third quarter of 2007. However, there are no assurances that this timeframe will be met or that all of the conditions to our Offer will be satisfied, including that antitrust approval will be obtained from the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”). Additionally, we cannot guarantee that any antitrust approval we receive will not be subject to conditions that could adversely impact the value of the combined business, the amount of any projected synergies, or our ability to obtain financing for the transaction. Stockholders should take all of these factors into account when determining the value of our Offer to them.

The Company’s stockholders should also consider the risks that may be associated with an investment in our common stock and with the transaction contemplated by our Offer. These factors are set forth in the “Forward-Looking Statements” section of this proxy statement and are described in more detail in the section entitled “Risk Factors” in the Offer to Exchange which has been filed with the SEC and is available to the Company’s stockholders. The Company’s stockholders may obtain a copy of the Offer to Exchange free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc. at 800-322-2885 or by email at expressscripts@mackenziepartners.com.

We are confident that the Company’s stockholders recognize that our Proposal is superior to the Proposed CVS Merger. Information with respect to the range of closing sale prices for the Shares for certain dates and periods is set forth in the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by CVS with the SEC on December 19, 2006 (the “CVS/Caremark S-4”). Express Scripts urges stockholders to obtain a current market quotation for the Shares, as amended on January 9, 2007, January 16, 2007 and January 18, 2007.

•	A vote “AGAINST” the Proposed CVS Merger stops the Board’s attempt to sell the Company for little or no premium and no cash.

The Company has entered into a purported “merger of equals” with CVS in which the Company’s stockholders will receive little or no premium and no cash for their Shares. Although the Company’s Board has stated its belief that the Proposed CVS Merger is a strategic merger of equals, we believe that its analysis is incorrect and we believe that the Proposed CVS Merger is in fact a sale of the Company. Based upon the expected roles to be played by the Company’s existing management following the Proposed CVS Merger in the combined company and the significant change of control payments to be made to the Company’s management, we believe that the Proposed CVS Merger looks much more like a sale of the Company to CVS than it does an equal combination of two public companies. In any case, we believe that the Company’s Board, in evaluating any strategic transaction of this type, has an obligation to consider available alternative transactions beforehand, communicate these alternatives clearly to the Company’s stockholders and act to maximize value for its own stockholders, whether on a long-term or short-term basis, and has failed to do so in this case. On October 31, 2006, the date immediately prior to when the Proposed CVS Merger was announced, the Proposed CVS Merger represented a 6.4% premium to the closing price of the Company’s Shares. As of the date of this Proxy Statement, the Proposed CVS Merger represented a [     ]% premium to the closing price of the Company’s Shares. The Company’s Board has apparently determined that the benefit, if any, to be received by you from the sale of your Company to CVS will be based upon the speculative future performance of a combination of your Company with CVS following CVS’ acquisition of the Company and that you are not entitled to any guaranteed liquidity or upfront premium. In this context of growth, you should consider that, since 1997 and through December 15, 2006, (the last trading day prior to the announcement of our Proposal), CVS’ stock appreciated 214%, whereas our stock appreciated 1,484% over the same period.

•	A vote “AGAINST” the Proposed CVS Merger rejects a transaction which favors the Company’s senior management over its stockholders.

Although the Company’s stockholders will receive little or no premium in the Proposed CVS Merger, the CVS/Caremark S-4 discloses that the senior executives of the Company will receive approximately $72 million in change of control payments and benefits in connection with the Proposed CVS Merger, even though several of them will continue to be employed by CVS or the Company after the Proposed CVS Merger. Given that the Proposed CVS Merger is a so-called “merger of equals,” why are the Company’s senior executives being compensated as if the Company is being sold when you, as the Company’s stockholders, are not? We urge you to carefully read the section of the CVS/Caremark S-4 titled “The Merger — Interest of Caremark Executive Officers and Directors in the Merger” for the details on these payments to the Company’s senior management.

•	A vote “AGAINST” the Proposed CVS Merger encourages the Board to consider other alternatives for the Company.

The Section entitled “The Merger — Background of the Merger” in the CVS/Caremark S-4 discloses that the Company briefly contacted other parties prior to entering into the CVS Merger Agreement. However, even though the Company’s Board apparently decided to put the Company up for sale, it chose a deal with little or no premium and then justified its decision by labeling the Proposed CVS Merger as a “merger of equals.” Our Offer is evidence that a premium would have been, and is, available for the Company’s stockholders had the Company’s Board run a bona fide sale process. The Company’s Board announced on January 7, 2007 that our Proposal does not constitute, and is not reasonably likely to constitute, a superior proposal under the terms of the CVS Merger Agreement and that it therefore cannot engage in negotiations or discussions with us under the terms of the CVS Merger Agreement. If the Proposed CVS Merger is rejected, the Company’s Board will be encouraged to revisit its duty to find the best alternative for stockholders.

Even though the Company’s Board has made a determination against our Proposal, we believe that our Offer constitutes a superior proposal to the Proposed CVS Merger. When our Proposal was announced on December 18, 2006, the closing price of the Company’s Shares increased by $5.28 (to $55.58) over its $50.30 closing price on December 15, 2006. Based upon trading prices of CVS’s common stock, the Proposed CVS Merger had a value to the Company’s stockholders of $50.97 after market close on December 15, 2006 and $50.12 after market close on December 18, 2006.

RETURN YOUR GOLD PROXY CARD AND VOTE “AGAINST” THE PROPOSED CVS MERGER AGREEMENT TODAY.

DO NOT RETURN ANY PROXY CARD THAT YOU RECEIVE FROM THE COMPANY. EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY CARD FURNISHED BY THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

WE URGE YOU TO SEND THE COMPANY’S BOARD A CLEAR MESSAGE THAT A SALE TO CVS FOR LITTLE OR NO PREMIUM IS NOT A DESIRED OUTCOME AND THAT THEY SHOULD TAKE ALL NECESSARY STEPS TO MAXIMIZE SHAREHOLDER VALUE. VOTE “AGAINST” THE PROPOSED CVS MERGER.

BACKGROUND OF THE SOLICITATION

Since February 2001, management and representatives from Express Scripts and the Company have had several series of discussions and meetings concerning potential strategic transactions, including the acquisition of the Company by Express Scripts and the acquisition of Express Scripts by the Company. The last of these series of discussions were terminated in mid-2005. In connection with one of the early series of discussions, Express Scripts, the Company and their respective legal and financial advisors conducted due diligence on the businesses of the other. This diligence effort included the retention by the parties of two independent third party experts to evaluate and analyze the potential synergies that could be achieved by a combination of the businesses of Express Scripts and the Company. None of these discussions led to the entry into any definitive agreement involving a business combination between Express Scripts and the Company (other than customary confidentiality agreements).

In our judgment, these prior series of discussions were terminated primarily as a result of valuation and not because of a lack of strategic rationale, antitrust considerations or perceived risks relating to client retention.

On November 1, 2006, the Company and CVS announced that they had entered into the CVS Merger Agreement. The CVS/Caremark S-4 provides a summary of the events leading to CVS and the Company entering into the CVS Merger Agreement.

On the evening of December 17, 2006, various news sources reported that Express Scripts intended to make an offer to acquire the Company. On the early morning of December 18, 2006, George Paz, the Chief Executive Officer, President and Chairman of the Board of Express Scripts, placed a telephone call to Edwin M. Crawford, the Chief Executive Officer, President and Chairman of the Board of the Company. Mr. Paz was unable to reach Mr. Crawford, but left him a message explaining that Express Scripts intended to make an offer for the Company for $29.25 in cash and 0.426 shares of Express Scripts Stock, subject to confirmatory due diligence and the termination of the CVS Merger Agreement.

Following this telephone call, in the early morning hours of December 18, 2006, Express Scripts delivered a proposal letter containing the Proposal to the Company’s Board in care of Mr. Crawford and issued a press release announcing the Proposal. The proposal letter read as follows:

December 18, 2006

Board of Directors
Caremark Rx, Inc.
c/o Edwin M. Crawford
Chairman of the Board, President and Chief Executive Officer
211 Commerce Street
Suite 800
Nashville, Tennessee 37201

Dear Mac:

On behalf of the board of directors of Express Scripts, Inc. (“Express Scripts”), I am pleased to submit this offer to combine the businesses of Express Scripts and Caremark Rx, Inc. (“Caremark”). This transaction would represent a compelling combination and excellent strategic fit, and create superior value for our respective stockholders. Under our offer, Express Scripts would acquire all outstanding shares of Caremark common stock for $29.25 in cash and 0.426 shares of Express Scripts stock for each share of Caremark stock. Based on our closing stock price on Friday, the offer has a value of $58.50 per share for each share of Caremark stock. The offer is structured so that the receipt of stock by your stockholders would be tax free. Upon consummation of our proposed transaction, which we expect would be completed in the third quarter of 2007, Caremark stockholders would own approximately 57% of the combined company.

Our offer represents a 15% premium over the all-stock purchase price to be paid to your stockholders pursuant to the proposed acquisition of Caremark by CVS Corporation (“CVS”) based on Friday’s closing price of CVS and our common stock. Furthermore, our offer represents a 22% premium over $47.99, the average closing price of Caremark since the announcement of the proposed acquisition of Caremark by CVS on November 1, 2006.

Our board of directors and management have great respect for Caremark, including its business, operations and employees. Express Scripts and Caremark share a strong commitment to providing quality service and benefits to plan sponsors and patients. This combination would further enhance our product and service offerings, allowing us to strengthen the value proposition that we offer to our plan sponsors and patients.

Express Scripts has completed five successful acquisitions since 1998, and has a proven track record of integrating and optimizing the performance of the acquired businesses and thereby creating additional value for stockholders. As such, we are confident that we can successfully integrate our businesses in a way that would quickly maximize the benefits for our respective stockholders.

We are aware that Caremark is currently a party to a merger agreement with CVS. We believe that our offer constitutes a “Superior Proposal” under the terms of that merger agreement for the following compelling reasons. Our offer:

•	Delivers a significant premium and a significantly higher absolute value for each Caremark share than the CVS transaction

•	Delivers greater certainty of value because it includes a significant cash payment to your stockholders

•	Delivers upside potential to Caremark stockholders through an increase in the value of the combined company’s stock driven by enhanced cost containment solutions to plan sponsors and patients, anticipated cost synergies of $500 million and strong EPS growth

•	Will be neutral to GAAP earnings per share in the first full year following closing, and significantly accretive thereafter; excluding transaction-related amortization, the transaction is significantly accretive to earnings per share beginning the first full year following closing.

The board of directors of Express Scripts has unanimously approved this offer and has authorized us to proceed expeditiously. We are prepared, promptly following the termination of your agreement with CVS, to enter into a merger agreement that would provide greater value to your stockholders. Such a merger agreement would be subject to the final approval of our board of directors and our respective stockholders. We are confident that any regulatory requirements will be met in a timely manner.

Our offer is subject to completion of a confirmatory due diligence review of your company and the termination of your merger agreement with CVS, whether by your stockholders voting against approval of your merger with CVS or otherwise. We have received commitment letters from Citigroup Corporate and Investment Banking and Credit Suisse to fully finance the proposed transaction.

It was necessary to communicate our offer to you by letter because of the provisions of your merger agreement with CVS. Given the importance of our offer to our respective stockholders, we have determined to make this letter public. We would unquestionably prefer to work cooperatively with you to complete a negotiated transaction that would produce substantial benefits for our respective stockholders. Alternatively, we are prepared to take our transaction directly to your stockholders. In this regard, you should also know that we are prepared to solicit proxies against approval of your proposed merger with CVS.

We are confident that, after you have considered our offer, you will agree that its terms are considerably more attractive to your stockholders than the CVS transaction and that our offer constitutes a “Superior Proposal” under the terms of the CVS merger agreement. We understand that, after you have provided the appropriate notice to CVS under your merger agreement, you can authorize your management to enter into discussions with us and to provide information to us, subject to our entering into a confidentiality agreement with you. We respectfully request that you make this determination as soon as possible. We are prepared to enter into a customary confidentiality agreement with you so long as it does not contain any standstill or similar limitation.

This letter does not create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by Caremark and Express Scripts.

We believe that time is of the essence, and are prepared to move forward expeditiously by committing all necessary resources to promptly complete a transaction. We have engaged Citigroup Corporate and Investment Banking and Credit Suisse as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP as legal counsel to advise us in this transaction. In addition, we have retained MacKenzie Partners, Inc. as proxy advisor. We and our advisors are ready to meet with you and your advisors at any time to discuss this offer and to answer any questions you or they may have about our offer. Although we have already completed a thorough due diligence review based solely on publicly available information, we would like to commence confirmatory due diligence as soon as possible and are ready to begin promptly. We look forward to hearing from you.

Sincerely,

/s/  George Paz
George Paz
President, Chief Executive Officer
and Chairman of the Board

On the afternoon of December 18, 2006, Mr. Paz placed a telephone call to Mr. Crawford to express his regret that they had been unable to discuss the terms of the Proposal prior to the time rumors of the Proposal began to circulate in the press. Mr. Crawford told Mr. Paz that the Company’s Board intended to review the Proposal subject to the requirements of the CVS Merger Agreement.

On December 19, 2006, CVS filed the CVS/Caremark S-4 with the SEC.

On December 20, 2006, CVS announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Proposed CVS Merger had expired.

On January 3, 2007, Express Scripts filed its Premerger Notification statement under the HSR Act with the FTC and the Antitrust Division.

On January 4, 2007, Express Scripts sent a letter to the Company’s stockholders encouraging them to vote “AGAINST” the Proposed CVS Merger and issued a press release that contained the full text of the letter.

On January 7, 2007, the Company announced that the Company’s Board determined that our Proposal does not constitute, and is not reasonably likely to lead to, a superior proposal under the terms of the CVS Merger Agreement and reaffirmed its support of the Proposed CVS Merger. The press release stated that CVS and the Company anticipated realizing larger synergies in the Proposed CVS Merger than had originally been anticipated. The press release also set forth several factors considered by the Company’s Board in making its determination. These reasons were restated by the Company in a Form 8-K filed on the morning of January 8, 2007.

During the early morning of January 8, 2007, Express Scripts issued a press release stating that Express Scripts remained committed to pursuing a business combination with the Company and believed its Proposal represented a superior proposal to the Proposed CVS Merger. This press release noted Express Scripts’ belief that Caremark was using antitrust risk as a “red herring” to distract stockholders from difference in value between our Proposal and the Proposed CVS Merger. An excerpt from the press release is set forth below:

Our cash and stock offer provides Caremark stockholders with a premium of approximately 13% to the proposed CVS acquisition price, based on the closing stock prices as of January 5, 2007. Importantly, the Express Scripts offer also allows Caremark stockholders the ability to participate in the combined company’s substantial upside potential. We expect to enhance value for stockholders through an increase in the value of the combined company’s stock price resulting from EPS growth driven by estimated annualized cost synergies of $500 million. Since the time of our announcement, Caremark has conveniently found in excess of 25% in additional synergies, which had not been evident since they announced their transaction on November 1, 2006.

During the afternoon of January 8, 2007, Express Scripts delivered a notice to the Company, in accordance with Company’s bylaws, nominating four individuals for election as directors of the Company at the Company’s 2007 Annual Meeting of Stockholders. Express Scripts also issued a press release in connection with this notice.

Also during the afternoon of January 8, 2007, Caremark issued a press release stating that it anticipated that it would be able to close the Proposed CVS Merger prior to the date of its 2007 Annual Meeting of Stockholders and that it did not anticipate holding such meeting. Express Scripts remains confident that stockholders will reject the Proposed CVS Merger and, accordingly, there will be a 2007 Annual Meeting of Stockholders of the Company

On January 9, 2007, CVS filed an amendment to the CVS/Caremark S-4 with the SEC.

On January 10, 2007, Express Scripts filed a complaint in the Delaware Court of Chancery against CVS, the Company, a subsidiary of the Company and the Company’s Board challenging the validity of the deal protection provisions, including a $675 million termination fee, in the CVS Merger Agreement.

Also on January 10, 2007, Express Scripts filed a preliminary proxy statement with the SEC in respect of soliciting votes against the approval of the Proposed CVS Merger.

Also on January 10, 2007, the Company issued press releases responding to the litigation which had been filed by Express Scripts in the Delaware Court of Chancery and reiterating its support of the Proposed CVS Merger.

On January 16, 2007, Express Scripts commenced the Offer on the basis of economic terms set forth in the Proposal by filing a Registration Statement on Form S-4 with the SEC, delivering a request to the Company pursuant to Rule 14d-5 promulgated under the Exchange Act and issuing a press release regarding the commencement of the exchange offer.

Following Express Scripts’ filing of the Prospectus/Offer to Exchange, on January 16, 2007 CVS and the Company issued a joint press release announcing that the Company’s stockholders would be paid a special one time cash dividend of $2.00 per share following the consummation of the Proposed CVS Merger. The companies also announced that they would retire 150 million of the outstanding shares in the new company following the closing of the Proposed CVS Merger. Later than afternoon, CVS filed an Amendment to the CVS/Caremark S-4 with the SEC which described these amendments to the CVS Merger Agreement.

On January 18, 2007, CVS filed an Amendment to the CVS/Caremark S-4 with the SEC.

On January 19, the Company announced that it had begun mailing the joint proxy statement/prospectus regarding the Proposed CVS Merger to the Company’s stockholders.

PROXY SOLICITATION CONCERNING ELECTION OF DIRECTORS AND NEXT STEPS

Express Scripts has given notice to the Company of Express Scripts’ nomination of four nominees (the “Express Nominees”) to be considered for election to the Company’s Board at the Company’s 2007 Annual Meeting of Stockholders and any adjournments, postponements or reschedulings thereof (the “Annual Meeting”). Express Scripts intends to file a preliminary proxy statement with the SEC for use in connection with the solicitation of proxies from stockholders of the Company entitled to vote for the election of the Express Nominees to the

Company’s Board at the Annual Meeting. Express Scripts reserves the right, however, at any time to determine not to commence a proxy solicitation to elect directors at the Annual Meeting (or to terminate any solicitation which has previously been commenced) if it determines it to be in Express Scripts’ best interests to do so or if Express Scripts determines that the proxy solicitation is unnecessary, including if the Company’s Board has (i) recommended against the Proposed CVS Merger and CVS terminates the CVS Merger Agreement, (ii) entered into a definitive merger agreement with Express Scripts and recommended that the Company’s stockholders approve such merger agreement and (iii) taken all actions that we reasonably believe are necessary to exempt the transaction contemplated by our Proposal from Section 203 of the Delaware General Corporation Law. Details regarding such proxy solicitation, if and when commenced, will be set forth in a definitive proxy statement filed with the SEC in compliance with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”).

The Company’s Board currently consists of eleven directors, divided into three separate classes which are elected in staggered three year terms. Only one class of directors is elected per year. As a result, if the Express Nominees are elected to the Company’s Board, they will still not constitute a majority of the Company’s Board, absent the resignation or removal for cause of the Company’s other directors. If necessary, we intend to nominate additional persons to be considered for election to the Company’s Board at the Company’s 2008 annual meeting of stockholders and to ultimately replace a majority of the directors of the Company with our own nominees. According to the Company’s public filings, in the event that the Proposed CVS Merger is approved by the Company’s stockholders prior to the 2007 annual meeting of stockholders, no annual meeting will be held in 2007. However, we are confident that stockholders will reject the Proposed CVS Merger and, consequently, there will be a 2007 annual meeting of the Company’s stockholders.

The Company’s Board determined on January 7, 2007 that our Proposal does not constitute, and is not reasonably likely to constitute, a superior proposal under the terms of the CVS Merger Agreement and is therefore restricted under the terms of the CVS Merger Agreement from meeting or negotiating with us. As of the date of the printing of this proxy statement, the Company’s Board had not made the required disclosure pursuant to Rule 14d-9 under the Exchange Act regarding our Offer; however, there has been no indication that this disclosure will contain a recommendation by the Company’s Board that is inconsistent with its prior statements. There is no guaranty that this position will change in the future as to the Company’s board as a whole or as to any individual member thereof unless the current members of the Company’s Board are replaced.

Our Offer is not conditioned upon the election of the Express Nominees to the Company’s Board at the 2007 annual meeting, and the Company’s stockholders are not required to elect the Express Nominees to the Company’s Board in order to accept our Offer. However, unless we acquire at least 90% of the Company’s outstanding shares in the Offer, Express Scripts will not be able compel a merger of the Company with Express Scripts without the approval of the majority of the members of the Company’s Board.

THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF PROXIES WITH RESPECT TO ELECTING DIRECTORS AT THE ANNUAL MEETING. ANY PROXY SOLICITATION CONCERNING THE ELECTION OF DIRECTORS AT THE ANNUAL MEETING WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

CERTAIN INFORMATION CONCERNING THE PROPOSED CVS MERGER

At the Special Meeting, the Company’s stockholders of record at the close of business on the Record Date will be voting on, among other things, whether to approve the Proposed CVS Merger. According to the CVS/Caremark S-4, under the terms of the CVS Merger Agreement, each outstanding Share, other than Shares held by the Company as treasury stock, will be cancelled and converted into the right to receive 1.670 shares of CVS common stock, par value $0.01 per share (the “CVS Stock”) (together with cash in lieu of fractional shares). CVS stockholders would continue to retain their shares after the Proposed CVS Merger. According to the CVS/Caremark S-4, as a result of the Proposed CVS Merger, the Company’s stockholders would end up owning approximately 45.5% of the combined company. The conditions to the consummation of the Proposed CVS Merger include the following: (1) adoption of the CVS Merger Agreement and approval of the Proposed CVS Merger by the

Company’s stockholders, (2) approval by CVS’ stockholders of amendments to CVS’ Amended and Restated Certificate of Incorporation to increase the authorized number of shares of CVS common stock from 1 billion to 3.2 billion and to change the name of CVS Corporation to “CVS/Caremark Corporation,” (3) approval by CVS’ stockholders of the issuance of shares of CVS common stock to stockholders of the Company on the terms and conditions set out in the CVS Merger Agreement, (4) receipt of all regulatory approvals, (5) absence of any applicable law prohibiting the Proposed CVS Merger, (6) effectiveness of the registration statement registering the CVS common stock to be issued in the Proposed CVS Merger, (7) authorization of the listing of such CVS common stock on the New York Stock Exchange, (8) accuracy of the representations and warranties of the Company and CVS set forth in the CVS Merger Agreement in all material respects, (9) performance by the Company and CVS of their respective material obligations under the CVS Merger Agreement, and (10) receipt by the Company and CVS of opinions of their respective legal counsel with respect to the qualification of the Proposed CVS Merger as a “reorganization” within the meaning of Section 368(b) under the Internal Revenue Code of 1986.

Pursuant to the amended terms of the CVS Merger Agreement, the Company’s stockholders would be paid a special one time cash dividend of $2.00 per share following the consummation of the Proposed CVS Merger.

The CVS Merger Agreement also provides that the termination of the CVS Merger Agreement by either party under certain circumstances specified in the CVS Merger Agreement, including the termination by CVS if the Company’s Board withdraws or adversely modifies its approval or recommendation to stockholders of the Proposed CVS Merger, will require the Company to pay CVS $675 million as a termination fee.

The CVS Merger Agreement also provides for the payment by the Company to CVS of the $675 million termination fee if the CVS Merger Agreement is terminated in the following circumstances: (i) by CVS if the Company’s Board withdraws, modifies or changes its recommendation of the Proposed CVS Merger in a manner adverse to CVS in reference to a third party acquisition proposal or (ii) by the Company or CVS if (a) the CVS Merger Agreement has not been consummated by May 1, 2008 (or any extension thereof in accordance with the terms of the CVS Merger Agreement), (b) the Company’s stockholder approval for the Proposed CVS Merger has not been obtained, (c) prior to the Special Meeting a third party acquisition proposal has been made or otherwise becomes publicly known or any person has publicly announced an intention to make a third party acquisition proposal and (d) within 12 months after termination of the CVS Merger Agreement, the Company or any of its subsidiaries enters into a contract or agreement with respect to, or consummates, a third party acquisition proposal.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE OUR FELLOW STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED CVS MERGER. THE CONSIDERATION TO BE PAID BY CVS IN THE PROPOSED CVS MERGER IS INADEQUATE, AND WE BELIEVE THAT BETTER ALTERNATIVES EXIST.

CERTAIN INFORMATION CONCERNING EXPRESS SCRIPTS AND KEW

Express Scripts is a company incorporated under the laws of Delaware, with its principal executive offices located at 13900 Riverport Drive, Maryland Heights, Missouri 63043. The telephone number of Express Scripts is (314) 770-1666. Express Scripts is one of the largest pharmacy benefit management (“PBM”) companies in North America, providing PBM services to approximately 50 million members. Express Scripts was originally incorporated in Missouri in September 1986, and reincorporated in Delaware in March 1992. Express Scripts’ shares are traded on the NASDAQ under the symbol “ESRX” and, as of the date of this Proxy Statement, Express Scripts has a market capitalization of approximately $9 billion. Express Scripts has approximately 12,000 employees.

KEW is a recently incorporated Delaware corporation organized in connection with the acquisition of shares of the Company’s common stock and the Offer and has not carried on any activities other than in connection therewith, except that KEW acquired 591,180 Shares in the open market from December 13, 2006 to December 15, 2006. As of the date of the filing of this Proxy Statement with the SEC, KEW owned of record, and Express Scripts and KEW share beneficial ownership (as defined for purposes of Section 13(d) of the Exchange Act) of, 591,180 Shares, or less than 1% of the outstanding Shares. The principal offices of KEW are located at 13900 Riverport Drive, Maryland Heights, Missouri 63043, and the telephone number of KEW is (314) 770-1666. KEW is a wholly owned subsidiary of Express Scripts.

Unless KEW exchanges Shares on behalf of Express Scripts pursuant to the Offer, it is not anticipated that KEW will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and its purchase of Shares.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Express Scripts and KEW and other officers and employees of Express Scripts who are considered to be participants in this proxy solicitation and certain other information is set forth in Schedule I hereto. Other than as set forth herein, none of Express Scripts, KEW or any of the participants set forth on Schedule I hereto have any interest, direct or indirect, by security holdings or otherwise, in the Proposed CVS Merger.

Both the Company and Express Scripts own and operate specialty pharmacies, and each party’s specialty pharmacies participate in pharmacy networks administered by the other in the ordinary course of business. The revenue derived by either party from such participation is not material to either organization. Additionally, both the Company and Express Scripts are members in RxHub, LLC, an e-prescribing joint venture, and participate in the Pharmaceutical Care Management Association, the pharmacy benefit management trade association.

OTHER PROPOSALS

In addition to soliciting proxies to approve the Proposed CVS Merger, the Company’s Board is also soliciting proxies for the Special Meeting for a proposal to approve an adjournment or postponement of the Special Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the CVS Merger Agreement and the approval of the Proposed CVS Merger if there are not sufficient votes for that proposal (the “Adjournment Proposal”). Because this proposal is designed to facilitate the approval of the Proposed CVS Merger, Express Scripts recommends voting “AGAINST” this proposal.

YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING ON OUR GOLD PROXY CARD. THEREFORE, THERE IS NO NEED TO VOTE ON THE COMPANY’S PROXY CARD.

Other than as set forth above, Express Scripts is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Express Scripts as determined by Express Scripts in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

According to the CVS/Caremark S-4, as of the Record Date, there were 426,570,418 Shares entitled to vote at the Special Meeting. Express Scripts and KEW currently own, collectively, 591,180 Shares, which were acquired in open market transactions prior to the Record Date.

Under the Company’s bylaws, the presence, in person or by proxy, of the holders of at least a majority of the outstanding Shares outstanding as of the Record Date and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. In accordance with the New York Stock Exchange rules, brokers and nominees who hold Shares in street-name for customers may not exercise their voting discretion with respect to the approval of the Proposed CVS Merger or the Adjournment Proposal related thereto. Thus, absent specific instructions from the beneficial owner of such Shares, these Shares will be counted for purposes of determining whether a quorum is present. Brokers and nominees may vote such Shares with respect to the Adjournment Proposal but may not vote such Shares with respect to the adoption of the CVS Merger Agreement and the approval of the Proposed CVS Merger.

The adoption of the CVS Merger Agreement and approval of the Proposed CVS Merger requires approval of a majority of the total outstanding Shares. Therefore, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Proposed CVS Merger.

The Adjournment Proposal requires the approval of a majority of all Shares present and voting at the Special Meeting if a quorum is present. Abstentions will be treated as votes “AGAINST” the Adjournment Proposal but broker non-votes will be treated as votes not cast and will have no effect on the outcome of the Adjournment Proposal.

The Company’s stockholders (i) may vote “AGAINST” one or both of the proposals, (ii) may abstain from voting on one or both of the proposals or (iii) may vote for one or both of the proposals by marking the proper box on the GOLD proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a Company stockholder returns a GOLD proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted “AGAINST” the adoption of the CVS Merger Agreement and approval of the Proposed CVS Merger and “AGAINST” the Adjournment Proposal. Only the Company’s stockholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY ONE OF THE METHODS PROVIDED ON YOUR PROXY CARD OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) EXPRESS SCRIPTS, CARE OF MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NEW YORK 10016, OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY AT 211 COMMERCE STREET, SUITE 800, NASHVILLE, TENNESSEE 37201. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. STOCKHOLDERS WHO HOLD THEIR SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO THE COMPANY OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO EXPRESS SCRIPTS, CARE OF MACKENZIE PARTNERS, INC., AT THE ADDRESS BELOW SO THAT EXPRESS SCRIPTS MAY MORE ACCURATELY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF THE COMPANY’S SHARES THEN OUTSTANDING. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING ON THE CVS MERGER AGREEMENT IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED “AGAINST” THE PROPOSED CVS MERGER.

BY EXECUTING THE GOLD CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

If you have any questions or require any assistance in voting your Shares, please contact:

105 Madison Avenue
New York, New York 10016,
Call Collect: (212) 929-5500
or
Toll Free: at (800) 322-2885
Email: expressscripts@mackenziepartners.com

DISSENTERS’ RIGHTS

The Company’s stockholders are not entitled to appraisal rights in connection with the Proposed CVS Merger.

SOLICITATION OF PROXIES

Except as set forth below, Express Scripts will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with this solicitation.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of Express Scripts, KEW and the other participants listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

Express Scripts has retained MacKenzie Partners, Inc. (“MacKenzie”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which MacKenzie is to receive a fee up to $[      ] in connection with the solicitation of proxies for the Special Meeting. Up to 175 people may be employed by MacKenzie in connection with the solicitation of proxies for the Special Meeting. Express Scripts has also agreed to reimburse MacKenzie for out-of-pocket expenses and to indemnify MacKenzie against certain liabilities and expenses, including reasonable legal fees and related charges. MacKenzie will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of Express Scripts and KEW may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Meeting by or on behalf of Express Scripts is being borne by Express Scripts.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact MacKenzie at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our various underlying assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Although we believe these assumptions are reasonable, we cannot assure you that they will prove correct. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Further, we undertake no obligation to update forward-looking statements after the date they are made or to conform the statements to actual results or changes in our expectations.

The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements, including, but not limited to: global economic and political conditions; volatility in the financial markets; uncertainties associated with our acquisitions, which include integration risks and costs, uncertainties associated with client retention and repricing of client contracts, and uncertainties associated with the operations of acquired businesses; costs and uncertainties of adverse results in litigation, including a number of pending class action cases that challenge certain of our business practices; investigations of certain PBM practices and pharmaceutical pricing, marketing and distribution practices currently being conducted by the U.S. Attorney office in Boston, and by other regulatory agencies including the Department of Labor, and various state attorneys general; changes in average wholesale prices (“AWP”), which could reduce prices and margins, including the impact of a proposed settlement in a class action case involving First DataBank, an AWP reporting service; uncertainties regarding the implementation of the Medicare Part D prescription drug benefit, including the financial impact to us to the extent that we participate in the program on a risk-bearing basis, uncertainties of client or member losses to other providers under Medicare Part D, and increased regulatory risk; uncertainties associated with U.S. Centers for Medicare & Medicaid’s (“CMS”) implementation of the Medicare Part B Competitive Acquisition Program (“CAP”), including the potential loss of clients/revenues to providers choosing to participate in the CAP; our ability to maintain growth rates, or to control operating or capital costs; continued pressure on margins resulting from client demands for lower prices, enhanced service offerings and/or higher service levels, and the possible termination of, or unfavorable modification to, contracts with key clients or providers; competition in the PBM and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may in whole or in part replace services that we now provide to our customers; results in regulatory matters, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations; increased compliance relating to our contracts with the DoD TRICARE Management Activity and various state governments and agencies; the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products; the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network; the use and protection of the intellectual property we use in our business; our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements; our ability to continue to develop new products, services and delivery channels; general developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and introductions of new drugs; increase in credit risk relative to our clients due to adverse economic trends; our ability to attract and retain qualified personnel; Express Scripts and the Company may not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals may not be obtained in a timely manner, if at all; the proposed transaction may not be consummated; the anticipated benefits of the proposed transaction may not be realized; the integration of the Company’s operations with Express Scripts may be materially delayed or may be more costly or difficult than expected; the proposed transaction would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements; events which may be subject to circumstances beyond our control; and other risks described from time to time in our filings with the SEC.

OTHER INFORMATION

The information concerning the Company and the Proposed CVS Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Express Scripts has no knowledge that would indicate that statements relating to the Company or the CVS Merger Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the full books and records of the Company, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, Express Scripts does not take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Pursuant to Rule 14a-5 promulgated under the Exchange Act, reference is made to the Company’s proxy statement included in the CVS/Caremark S-4 for information concerning the CVS Merger Agreement, the Proposed CVS Merger, financial information regarding CVS, the Company and the proposed combination of CVS and the Company, the proposals to be voted upon at the Special Meeting, the Shares, the beneficial ownership of Shares by the principal holders thereof, other information concerning the Company’s management, the procedures for submitting proposals for consideration at the next annual meeting of stockholders of the Company and certain other matters regarding the Company and the Special Meeting. Express Scripts assumes no responsibility for the accuracy or completeness of any such information.

Except as described herein, Express Scripts is not aware of any other matter to be considered at the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Express Scripts as determined by Express Scripts in its sole discretion, in which event such persons will vote on such proposals in their discretion.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM THE COMPANY. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY. THEREFORE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TO US.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY’S BOARD BY VOTING “AGAINST” EACH PROPOSAL AND SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

EXPRESS SCRIPTS, INC.
[          ], 2007

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please sign, date and return the enclosed GOLD proxy card to Express Scripts, Inc., care of MacKenzie Partners, Inc., in the postage-paid envelope provided.

2. If your Shares are held in “street-name,” only your broker or bank can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street-name,” deliver the enclosed GOLD proxy card to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a GOLD proxy card is submitted on your behalf. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Express Scripts, Inc., care of MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, so that Express Scripts will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Do not sign or return any WHITE proxy card you may receive from the Company. If you have already submitted a WHITE proxy card, it is not too late to change your vote — simply sign, date and return the GOLD proxy card. Only your latest dated proxy will be counted.

4. Only the Company’s stockholders of record on January 15, 2007 are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the enclosed GOLD proxy card as soon as possible.

If you have any questions or require any assistance in voting your Shares, please contact:

105 Madison Avenue
New York, New York 10016,
Call Collect: (212) 929-5500
or
Toll Free: at (800) 322-2885
Email: expressscripts@mackenziepartners.com

THE OFFER DESCRIBED IN THIS PROXY STATEMENT IS THE SUBJECT OF A REGISTRATION STATEMENT ON FORM S-4 (WHICH CONTAINS THE OFFER TO EXCHANGE) FILED WITH SEC ON JANUARY 16, 2007. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS REGISTRATION STATEMENT, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO IF AND WHEN THEY BECOME AVAILABLE BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY EXPRESS SCRIPTS WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NEW YORK 10016, AT 800-322-2885 OR BY EMAIL AT expressscripts@mackenziepartners.com.

EXPRESS SCRIPTS INTENDS TO FILE A PRELIMINARY PROXY STATEMENT WITH THE SEC RELATING TO A SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY WITH RESPECT TO ELECTING DIRECTORS AT THE COMPANY’S 2007 ANNUAL MEETING OF STOCKHOLDERS IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF THE

COMPANY ENTITLED TO VOTE FOR THE ELECTION OF DIRECTORS TO ELECT FOUR EXPRESS SCRIPTS NOMINEES TO SERVE AS DIRECTORS OF THE COMPANY. DETAILS REGARDING SUCH PROXY SOLICITATION, IF AND WHEN COMMENCED, WILL BE SET FORTH IN A DEFINITIVE PROXY STATEMENT FILED WITH THE SEC IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES PROMULGATED THEREUNDER. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE PRELIMINARY PROXY STATEMENT (WHEN AVAILABLE), THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED BY EXPRESS SCRIPTS AT THE SEC’S WEB SITE (www.sec.gov). THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE) AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM EXPRESS SCRIPTS BY DIRECTING SUCH REQUESTS TO MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NEW YORK 10016, AT (212) 929-5500 (COLLECT) OR (800) 322-2885 (TOLL FREE) OR BY EMAIL AT expressscripts@mackenziepartners.com.

EXPRESS SCRIPTS, KEW AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE PROXY SOLICITATION WITH RESPECT TO ELECTING DIRECTORS AT THE COMPANY’S ANNUAL MEETING. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF EXPRESS SCRIPTS AND KEW, OTHER EMPLOYEES OF EXPRESS SCRIPTS THAT ARE PARTICIPANTS IN SUCH SOLICITATION AND EXPRESS SCRIPTS’ NOMINEES TO THE COMPANY’S BOARD WILL BE CONTAINED IN EXPRESS SCRIPTS’ DEFINITIVE PROXY STATEMENT WITH RESPECT TO ELECTING DIRECTORS AT THE COMPANY’S ANNUAL MEETING. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS, WHICH MAY BE DIFFERENT FROM THOSE OF THE COMPANY’S STOCKHOLDERS GENERALLY, BY READING THE DEFINITIVE PROXY STATEMENT WITH RESPECT TO ELECTING DIRECTORS AT THE COMPANY’S ANNUAL MEETING AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. EXPRESS SCRIPTS ALSO FILED ADDITIONAL INFORMATION CONCERNING THESE PARTICIPANTS ON A SCHEDULE 14A PURSUANT TO RULE 14a-12 ON JANUARY 9, 2007.

SCHEDULE I

INFORMATION CONCERNING DIRECTORS, OFFICERS AND
OTHER PARTICIPANTS OF EXPRESS SCRIPTS AND KEW

1.	Directors, Executive Officers and Other Participants of Express Scripts.

The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Express Scripts and each other employee of Express Scripts that is a Participant in the solicitation. Unless otherwise indicated, the current business address of each person is 13900 Riverport Drive, Maryland Heights, Missouri 63043. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual’s name refers to employment with Express Scripts.

DIRECTORS

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

Gary G. Benanav	Mr. Benanav was elected a director of the Express Scripts in January 2000. Mr. Benanav served as Vice Chairman and a Director of New York Life Insurance Company (‘‘New York Life”), a life insurance and financial services company, from November 1999 until his retirement in March 2005. Mr. Benanav also served as Chairman and Chief Executive Officer of New York Life International from December 1997 until his retirement in March 2006. He was Executive Vice President of New York Life from December 1997 until November 1999. He is also a director of Barnes Group, Inc.
Frank J. Borelli	Mr. Borelli was elected a director of Express Scripts in January 2000. Mr. Borelli has been a Senior Advisor to Stone Point Capital, an investment management company and formerly a wholly owned subsidiary of Marsh & McLennan Companies, Inc (“M&MC”), a global professional services firm, since his retirement from M&MC in January 2001. Prior thereto, he was Senior Vice President of M&MC from April to December 2000. He is also a director and Audit Committee Chairman of Genworth Financial, Inc. and is a Director of the Interpublic Group of Companies and a director of Signal Holdings Inc., an investee company of Trident Fund, which is managed by Stone Point Capital LLC.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

Maura C. Breen Verizon Communications, Inc. 140 West St. New York, NY 10007	Ms. Breen was elected a director of Express Scripts in July 2004. Ms. Breen is Senior Vice President and General Manager for the New York Region for Verizon Communications, Inc. (“Verizon”), a provider of communications services, a post she was appointed to on March 17, 2006. Prior, Ms. Breen was Senior Vice President/ Support Services, Network Services Group for Verizon, since December 2003. Ms. Breen also served as Senior Vice President & Chief Marketing Officer, Retail Market Groups for Verizon from July 2001 through December 2003, and as Group Vice President, Verizon Long Distance from April 1999 through July 2001.
Nicholas J. LaHowchic Limited Logistics Services, Inc. Two Limited Parkway Columbus, OH 43218	Mr. LaHowchic was elected a director of Express Scripts in July 2001. Mr. LaHowchic has served as President and Chief Executive Officer of Limited Logistics Services, Inc. (‘‘LLS”), since October 1997, and as Executive Vice President for Limited Brands, Inc., a retail apparel company and the parent of LLS, since April 2004. LLS provides supply chain, compliance and procurement services to retailers including Limited Brands, Inc.
Thomas P. Mac Mahon LabCorp 20 Johnson Drive Raritan, NJ 08869	Mr. Mac Mahon was elected a director of Express Scripts in March 2001. Mr. Mac Mahon served as President and Chief Executive Officer and a member of the Executive and Management Committees of Laboratory Corporation of America Holdings (‘‘LabCorp”), the second largest independent clinical laboratory company in the U.S., from January 1997 until his retirement on December 31, 2006. Mr. Mac Mahon, who has been a director of LabCorp since April 1995, will continue serving as Chairman of the Board of LabCorp, a position he has held since April 1996.
John O. Parker, Jr. Rho Capital Partners 152 W. 57th Street New York, NY 10019	Mr. Parker was elected a director of Express Scripts in July 2001. Mr. Parker has served as a Venture Partner with Rho Ventures LLC, a venture capital firm, since January 2002. Mr. Parker was a General Partner of Care Capital, LLC, a venture capital firm, from October 2000 to December 2001. Mr. Parker also serves on the boards of PHT Corporation and Medical Present Value, Inc., both privately held companies.
George Paz	Mr. Paz was elected a director of Express Scripts in January 2004 and has served as Chairman of the Board since May 2006. Mr. Paz was first elected President of Express Scripts in October 2003 and also assumed the role Chief Executive Officer of Express Scripts on April 1, 2005. Mr. Paz joined Express Scripts and was elected Senior Vice President and Chief Financial Officer in January 1998 and continued to serve as Express Scripts’ Chief Financial Officer of Express Scripts following his election to the office of President until his successor joined Express Scripts in April 2004.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

Samuel K. Skinner Greenberg Traurig 77 West Wacker Drive Suite 2500 Chicago, IL 60601	Mr. Skinner was elected a director of Express Scripts in February 2004. Mr. Skinner has been of counsel with the law firm of Greenberg Traurig, LLP since 2004. Mr. Skinner previously served as President, Chief Executive Officer and a director of USF Corporation (formerly USFreightways Corporation) (‘‘USF”), a transportation, freight forwarding and supply chain management company, from 2000 until his retirement in 2003. Mr. Skinner was also Chairman of the Board of USF from 2001 until his retirement. Mr. Skinner is also a director of Navigant Consulting, Inc., Midwest Air Group, Inc., Diamond Management and Technology Inc., Dade Behring Holdings, Inc., and the Chicago Board Options Exchange.
Seymour Sternberg New York Life 51 Madison Avenue New York, NY 10010	Mr. Sternberg was elected a director of Express Scripts in March 1992. Mr. Sternberg currently is the Chairman of the Board and Chief Executive Officer of New York Life, and has served in this capacity since April 1997. From October 1995 until October 2002, he was the President of New York Life, and from October 1995 until March 1997 he also held the position of Chief Operating Officer of New York Life. Mr. Sternberg is also a director of CIT Group, Inc., and is a director/manager of various New York Life subsidiaries.
Barrett A. Toan 42 Portland Place St. Louis, MO 63108	Mr. Toan was first elected a director of Express Scripts in October 1990 and has served as Chairman of the Board from November 2000 until May 2006. Mr. Toan was Express Scripts’ Chief Executive Officer from March 1992 until his retirement in March 2005. Mr. Toan was an executive employee of Express Scripts from May 1989 until his retirement and served as President of Express Scripts from October 1990 to April 2002. Mr. Toan is also a director of Sigma-Aldrich Corporation, a specialty chemical company, and Genworth Financial, Inc, an insurance and financial services company.
Howard L. Waltman 158 Linwood Plaza Suite 213 Fort Lee, NJ 02024	Mr. Waltman has been a director of Express Scripts since its inception in September 1986, and served as Chairman of the Board of Express Scripts from March 1992 until November 2000. Mr. Waltman is also a director of Infocrossing, Inc. and Emergent Group, Inc.

EXECUTIVE OFFICERS

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

George Paz	Chief Executive Officer and President. For biographical information see under ‘‘Directors” above.
Edward Stiften	Mr. Stiften was elected Senior Vice President and Chief Financial Officer in April 2004. Prior to joining Express Scripts, Mr. Stiften worked for BJC HealthCare, a hospital and health care organization, serving as Vice President and Chief Financial Officer since 1998.
David A. Lowenberg	Mr. Lowenberg was named as Chief Executive Officer of CuraScript, Inc., a wholly owned subsidiary of Express Scripts, in May 2006. He previously had been Express Scripts’ Chief Operating Officer from September 1999 until May 2006, and served as Express Scripts’ Senior Vice President and Director of Site Operations from November 1993 until September 1999.
Thomas M. Boudreau	Mr. Boudreau was elected Senior Vice President, General Counsel and Secretary in October 1994. He has served as General Counsel since June 1994.
Michael Holmes	Mr. Holmes joined Express Scripts and was elected Senior Vice President and Chief Human Resources Officer in December 2005. Prior to joining Express Scripts, Mr. Holmes worked for Edward D. Jones & Co., L.P., a financial services company, as Principal from October 1996 through December 2004.
Edward Ignaczak	Mr. Ignaczak was elected Senior Vice President — Sales and Account Management in December 2002. Mr. Ignaczak joined Express Scripts in April 1998 and served as the Vice President and General Manager of Express Scripts’ National Employer Division between April 1998 and December 2002.
Agnes Rey-Giraud	Ms. Rey-Giraud was elected Senior Vice President — Strategy and Business Development in January 2006 and Senior Vice President — Supply Chain Organization in September 2006. Ms. Rey-Giraud served as Senior Vice President of Product Management between December 2003 and January 2006, and served as Senior Vice President — Program Development between July 2002 and December 2003. Ms. Rey-Giraud served as Vice President and General Manager — eBusiness between January 2000 and July 2002 and served on the RxHub, LLC Board of Directors from February 2000 to December 2006. Ms. Rey-Giraud joined Express Scripts in May 1999 as a Senior Director of Administration and Operations.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

Brenda Motheral	Ms. Motheral was elected Senior Vice President — Product Management in January 2006 and assumed additional duties as Senior Vice President Research and Product Management in September 2006. Ms. Motheral previously served as Vice President — Product Development from January 2005 through January 2006, Vice President — Research and Trend Management from November 2003 through December 2004, Vice President — Research from June 2003 through November 2003, and Senior Director of Research from March 2000 through May 2002.
Patrick McNamee	Mr. McNamee joined Express Scripts and was elected Senior Vice President and Chief Information Officer in February 2005. Prior to joining Express Scripts, Mr. McNamee worked for Misys Healthcare Systems, a healthcare technology company, as President and General Manager, Physician Systems, from September 2003 through February 2005. Mr. McNamee was employed by various subsidiaries of General Electric Corporation from July 1989 through September 2003, including as President, GE OEC Medical Systems, a surgery x-ray manufacturing business, from July 2002 through September 2003; Senior Vice President, Chief Information Officer and Chief Quality Officer, NBC broadcast network from March 2001 to July 2002; and Chief Information Officer and General Manager of e-Business, GE Transportation Systems, a transportation manufacturing business, from March 1999 through March 2001.
Douglas Porter	Mr. Porter joined Express Scripts and was elected Senior Vice President — Client Services in July 2002 and assumed additional responsibilities as Senior Vice President — Client and Patient Services in September 2004. Prior to joining Express Scripts, Mr. Porter worked for CIGNA HealthCare, a managed healthcare company, as Vice President — Employer Services between March 2001 and June 2002 and as Vice President — Transformation between October 1999 and February 2001.

OTHER PARTICIPANTS

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

Martin Akins	Mr. Akins is Assistant General Counsel of Express Scripts and has been a member of Express Scripts’ in-house legal department since February 2001. Mr. Akins is also Vice President and Secretary of KEW and a Director of KEW, all positions which he has held since KEW’s formation in December 2006.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

Kelly Elliot	Ms. Elliot was elected Vice President, Chief Accounting Officer and Controller in December 2005. Ms. Elliot previously served in Express Scripts’ Internal Audit Department from February 2002 to December 2005, most recently as Vice President.
Matthew Harper	Mr. Harper is Vice President and Treasurer of Express Scripts, a position he has held since November 2004. Prior to serving as Vice President & Treasurer, Mr. Harper was Senior Director, Mergers & Acquisitions of Express Scripts from July 2003 to October 2004 and Director, Mergers & Acquisitions of Express Scripts from December 2001 to June 2003. Mr. Harper has been employed by Express Scripts since August 2000. Mr. Harper additionally serves as Vice President and Treasurer of KEW and a Director of KEW, all positions which he has held since KEW’s formation in December 2006.
David Myers	Mr. Myers is currently Vice President Investor Relations of Express Scripts, a position he has held since June 2000.

2.	Directors and Executive Officers of KEW.

The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and each executive officer of KEW. Unless otherwise indicated, the current business address of each person is 13900 Riverport Drive, Maryland Heights, Missouri 63043. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with KEW.

DIRECTORS AND EXECUTIVE OFFICERS

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years
and Current Business Address	and Business Address Thereof

Matthew Harper	Director, Vice President and Treasurer of KEW. Mr. Harper’s principal occupation is Vice President and Treasurer of Express Scripts. For biographical information, see ‘‘1. Directors, Executive Officers and Other Participants of Express Scripts — Other Participants” above.
Martin Akins	Director, Vice President and Secretary of KEW. Mr. Akins’ principal occupation is Assistant General Counsel of Express Scripts. For biographical information, see ‘‘1. Directors, Executive Officers and Other Participants of Express Scripts — Other Participants” above.

IMPORTANT

If your Shares are held in your own name, please sign, date and return the enclosed GOLD proxy card today. If your shares are held in “Street-Name,” only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed GOLD proxy card to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy card is voted on your behalf.

We urge you not to sign any proxy card you may receive from the Company, even in protest.

If you have any questions or require any assistance in voting your Shares, please contact:

105 Madison Avenue
New York, New York 10016,
Call Collect: (212) 929-5500
or
Toll Free: at (800) 322-2885
Email: expressscripts@mackenziepartners.com

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED JANUARY 22, 2007
EXPRESS SCRIPTS, INC
PROXY VOTING INSTRUCTIONS

Your vote is important. Casting your vote in one of the three ways described on this instruction card votes all shares of Common Stock of Caremark Rx, Inc. that you are entitled to vote.
Please consider the issues discussed in the proxy statement and cast your vote:

Via Internet Accessing the World Wide Web site http://www.cesvote.com and follow the instructions to vote via the internet.

By Phone
Using a touch-tone telephone to vote by phone toll free from the U.S. or Canada. Simply dial 1-888-693-8683 and follow the instructions. When you are finished voting, your vote will be confirmed, and the call will end.

By Mail Completing, dating, signing and mailing the GOLD proxy card in the postage-paid envelope included with the proxy statement.

You will need the control number printed at the top of this instruction card to vote by phone or via the internet. If you do so, you do not need to mail in your proxy card.
ê FOLD AND DETACH HERE IF YOU ARE RETURNING YOUR VOTED PROXY BY MAIL ê

[FORM OF PROXY CARD— GOLD]
CAREMARK RX, INC.
SOLICITATION BY EXPRESS SCRIPTS, INC.
IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF CAREMARK RX, INC.
     The undersigned, a holder of record of shares of common stock, par value $0.001 per share (the “Shares”), of Caremark Rx, Inc. (the “Company”) acknowledges receipt of the Proxy Statement of Express Scripts, Inc., dated [          ], 2007, and the undersigned revokes all prior proxies delivered in connection with the Special Meeting of Stockholders of the Company to approve the Agreement and Plan of Merger, dated as of November 1, 2006, among CVS Corporation, the Company and Twain Mergersub Corp. (as the same may be amended, the “CVS Merger Agreement”) and all other matters related to the CVS Merger Agreement including those set forth below and appoints [          ] and [          ] and, or each of them, with full power of substitution, proxies for the undersigned to vote all Shares of the Company which the undersigned would be entitled to vote at the Special Meeting and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows.
     EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS LISTED BELOW TO THE EXTENT IT IS VOTED AT THE SPECIAL MEETING AS STIPULATED BELOW.
     BY EXECUTING THE GOLD CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.
(continued and to be signed and dated on reverse)

IMPORTANT:
PLEASE SIGN, DATE AND RETURN THIS PROXY CARD
IN THE ENCLOSED ENVELOPE

ê FOLD AND DETACH HERE IF YOU ARE RETURNING YOUR VOTED PROXY BY MAIL ê
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

EXPRESS SCRIPTS STRONGLY RECOMMENDS A VOTE “AGAINST” EACH OF THE FOLLOWING PROPOSALS.
1.	To adopt the Agreement and Plan of Merger, dated as of November 1, 2006, among CVS Corporation, the Company and Twain Mergersub Corp. (the “CVS Merger Agreement”).
☐ AGAINST           ☐ ABSTAIN                     ☐ FOR
2.	To approve an adjournment or postponement of the Special Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the CVS Merger Agreement and the approval of the Proposed CVS Merger if there are not sufficient votes for that proposal
☐ AGAINST           ☐ ABSTAIN                     ☐ FOR
     IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

Dated:	, 2007

Signature of Stockholder

Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.
PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.